Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

What's the Best Deal for South Carolina?

Dominion Energy
SCE&G Residential Electric Customer
Immediate Cash Payments vs. S.954 Temporary Rate Reduction
By ZIP Code
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Charlotte
Fayetteville
Spartanburg
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Columbia
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Augusta
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KEY: = SCE&G Electric Service Area = ZIP Code Boundaries
DISCLAIMER: Calculation estimates current as of April 11, 2018

Dominion Energy South Who We Are News & Updates Customer Benefits Community FAQs Stay Updated What’s the Best Deal for South Carolina? The potential for a Dominion Energy-SCANA merger has caused some confusion among South Carolinians who want the best deal out of a bad situation. What is the best deal? If Dominion Energy joins with SCANA, SCE&G residential electric customers would receive over $627 million in immediate cash payments. Another option is Senate Bill 954. But SB 954, as amended, will only provide temporary rate reductions of approximately $77 million. Plus, it could actually cause a potential loss of $550 million to SCE&G electric residential customers. The map below compares the estimated cash payments from Dominion Energy to the estimated temporary rate reductions. You can hover over your zip code or search for your address to see the difference for your community, with comparable numbers for zip codes and counties. Without question, the Dominion Energy proposal to reduce rates, eliminate $1.7 billion in debt, and provide immediate cash payments to SCE&G electric customers is the surest solution for SCE&G customers, future economic development and South Carolina. Mobile and tablet users, please click here for the best map experience. Brand Copyright © 2018 Dominion Energy Follow Us: | Join our Email List

Estimated Residential Impacts

Immediate Cash Payments vs.

Temporary Rate Reduction

Zip	Town	kWh	Refund	6 Month Portion Of 13% Rate Reduction
29426	ADAMS RUN	10,018,070	$785,116	$96,374
29801	AIKEN	96,903,883	$7,594,357	$932,215
29803	AIKEN	117,472,804	$9,206,344	$1,130,088
29805	AIKEN	234,721	$18,395	$2,258
29810	ALLENDALE	18,460,198	$1,446,726	$177,587
29429	AWENDAW	2,944,999	$230,800	$28,331
29003	BAMBERG	2,932,079	$229,787	$28,207
29812	BARNWELL	37,447,221	$2,934,739	$360,242
29006	BATESBURG	22,540,658	$1,766,511	$216,841
29006	BATESBURG-LEESVILLE	10,653	$835	$102
29070	BATESBURG-LEESVILLE	1,253	$98	$12
29816	BATH	1,429,269	$112,012	$13,750
29902	BEAUFORT	79,345,166	$6,218,281	$763,301
29906	BEAUFORT	105,257,040	$8,248,994	$1,012,573
29907	BEAUFORT	92,820,900	$7,274,374	$892,937
29841	BEECH ISLAND	17,124	$1,342	$165
29842	BEECH ISLAND	36,411,391	$2,853,561	$350,278
29841	BELVEDERE	536,033	$42,009	$5,157
29817	BLACKVILLE	15,885,352	$1,244,935	$152,817
29015	BLAIR	2,845,335	$222,989	$27,372
29909	BLUFFTON	2,338,109	$183,238	$22,493
29910	BLUFFTON	124,963,353	$9,793,378	$1,202,147
29016	BLYTHEWOOD	65,699,738	$5,148,888	$632,031
29018	BOWMAN	9,364,052	$733,861	$90,082
29432	BRANCHVILLE	6,458,644	$506,164	$62,132
29911	BRUNSON	4,578,363	$358,806	$44,044
29628	CALHOUN FALLS	9,726,401	$762,258	$93,568
29030	CAMERON	6,754,417	$529,344	$64,977
29031	CARLISLE	3,783,949	$296,548	$36,402
29033	CAYCE	68,481,005	$5,366,856	$658,787
29036	CHAPIN	105,021,352	$8,230,523	$1,010,305
29037	CHAPPELLS	3,484,672	$273,094	$33,523
29401	CHARLESTON	74,668,016	$5,851,732	$718,306
29403	CHARLESTON	110,754,379	$8,679,821	$1,065,457
29405	CHARLESTON	1,583,262	$124,080	$15,231
29406	CHARLESTON	72,168,067	$5,655,811	$694,257
29407	CHARLESTON	206,865,480	$16,212,048	$1,990,046
29409	CHARLESTON	11,648	$913	$112
29412	CHARLESTON	233,375,563	$18,289,643	$2,245,073
29414	CHARLESTON	225,782,037	$17,694,538	$2,172,023
29418	CHARLESTON	1,166,943	$91,453	$11,226

Zip	Town	kWh	Refund	6 Month Portion Of 13% Rate Reduction
29420	CHARLESTON	48,098	$3,769	$463
29424	CHARLESTON	1,806,423	$141,569	$17,378
29425	CHARLESTON	198,507	$15,557	$1,910
29492	CHARLESTON	46,944,912	$3,679,073	$451,610
29821	CLARKS HILL	5,303,591	$415,642	$51,021
29822	CLEARWATER	801,901	$62,845	$7,714
29842	CLEARWATER	811,142	$63,569	$7,803
29201	COLUMBIA	95,796,932	$7,507,606	$921,566
29203	COLUMBIA	176,138,310	$13,803,959	$1,694,451
29204	COLUMBIA	89,663,788	$7,026,951	$862,566
29205	COLUMBIA	133,688,408	$10,477,161	$1,286,082
29206	COLUMBIA	112,755,820	$8,836,674	$1,084,711
29209	COLUMBIA	185,949,550	$14,572,866	$1,788,835
29210	COLUMBIA	136,384,545	$10,688,457	$1,312,019
29212	COLUMBIA	155,129,612	$12,157,508	$1,492,347
29223	COLUMBIA	303,442,760	$23,780,809	$2,919,119
29229	COLUMBIA	247,491,779	$19,395,931	$2,380,871
29912	COOSAWHATCHIE	246,459	$19,315	$2,371
29038	COPE	2,399,185	$188,024	$23,080
29435	COTTAGEVILLE	10,134,103	$794,210	$97,490
29436	CROSS	8,788,528	$688,757	$84,546
29914	DALE	14,338	$1,124	$138
29492	DANIEL ISLAND	52,919,286	$4,147,284	$509,084
29915	DAUFUSKIE ISLAND	9,809,760	$768,791	$94,370
29042	DENMARK	20,332,991	$1,593,497	$195,603
29451	DEWEES ISLAND	833,236	$65,301	$8,016
29437	DORCHESTER	5,244,320	$410,997	$50,450
29916	EARLY BRANCH	4,248,062	$332,921	$40,866
29044	EASTOVER	8,263,230	$647,589	$79,492
29824	EDGEFIELD	16,836,125	$1,319,447	$161,964
29438	EDISTO ISLAND	44,375,794	$3,477,731	$426,895
29081	EHRHARDT	4,032,257	$316,008	$38,790
29045	ELGIN	33,687,786	$2,640,112	$324,077
29826	ELKO	107,222	$8,403	$1,031
29047	ELLOREE	6,908,805	$541,443	$66,463
29918	ESTILL	16,917,310	$1,325,810	$162,745
29048	EUTAWVILLE	28,977,109	$2,270,936	$278,760
29827	FAIRFAX	13,307,255	$1,042,890	$128,016
29439	FOLLY BEACH	28,512,630	$2,234,535	$274,292
29135	FORT MOTTE	21,914	$1,717	$211
29920	FRIPP ISLAND	25,541	$2,002	$246
29921	FURMAN	1,371,684	$107,499	$13,196
29922	GARNETT	4,716,944	$369,667	$45,377
29053	GASTON	97,956,245	$7,676,831	$942,339
29923	GIFFORD	1,940,902	$152,108	$18,671

Zip	Town	kWh	Refund	6 Month Portion Of 13% Rate Reduction
29054	GILBERT	25,354,206	$1,987,009	$243,907
29828	GLOVERVILLE	4,793,053	$375,632	$46,109
29445	GOOSE CREEK	9,866,967	$773,274	$94,920
29829	GRANITEVILLE	41,379,833	$3,242,938	$398,074
29446	GREEN POND	6,592,412	$516,647	$63,419
29924	HAMPTON	20,939,279	$1,641,011	$201,436
29410	HANAHAN	98,240,685	$7,699,122	$945,075
29927	HARDEEVILLE	27,478,806	$2,153,514	$264,346
29448	HARLEYVILLE	8,078,234	$633,091	$77,713
29813	HILDA	7,216	$566	$69
29059	HOLLY HILL	32,508,073	$2,547,658	$312,728
29449	HOLLYWOOD	55,405,144	$4,342,101	$532,997
29061	HOPKINS	61,572,967	$4,825,473	$592,332
29063	IRMO	71,982,146	$5,641,241	$692,468
29451	ISLE OF PALMS	79,453,263	$6,226,752	$764,340
29831	JACKSON	20,072,083	$1,573,049	$193,093
29452	JACKSONBORO	2,294,250	$179,800	$22,071
29065	JENKINSVILLE	4,691,299	$367,657	$45,130
29426	JERICHO	12,148	$952	$117
29455	JOHNS ISLAND	12,143,177	$951,661	$116,817
29832	JOHNSTON	24,281,479	$1,902,940	$233,588
29812	KLINE	124,382	$9,748	$1,197
29456	LADSON	113,363,944	$8,884,332	$1,090,561
29907	LADYS ISLAND	155,577	$12,193	$1,497
29834	LANGLEY	568,041	$44,517	$5,465
29070	LEESVILLE	33,742,526	$2,644,402	$324,603
29072	LEXINGTON	276,370,093	$21,659,124	$2,658,680
29073	LEXINGTON	193,594,838	$15,172,027	$1,862,382
29485	LINCOLNVILLE	421,250	$33,013	$4,052
29075	LITTLE MOUNTAIN	6,399,249	$501,509	$61,561
29107	LIVINGSTON	1,180,565	$92,521	$11,357
29931	LOBECO	100,039	$7,840	$962
29082	LODGE	1,119,993	$87,774	$10,774
29932	LURAY	1,493,849	$117,073	$14,371
29836	MARTIN	1,245,877	$97,639	$11,985
29835	MC CORMICK	1,533,634	$120,191	$14,754
29458	MCCLELLANVILLE	6,225,237	$487,872	$59,887
29449	MEGGETT	1,067,785	$83,682	$10,272
29838	MODOC	3,412,400	$267,430	$32,827
29461	MONCKS CORNER	470,570	$36,879	$4,527
29105	MONETTA	4,048,318	$317,267	$38,945
29065	MONTICELLO	5,888	$461	$57
29106	MONTICELLO	2,452	$192	$24
29839	MONTMORENCI	255,811	$20,048	$2,461
29840	MOUNT CARMEL	1,336,117	$104,711	$12,853

Zip	Town	kWh	Refund	6 Month Portion Of 13% Rate Reduction
29464	MOUNT PLEASANT	315,758,513	$24,745,995	$3,037,597
29466	MOUNT PLEASANT	197,153,726	$15,450,938	$1,896,619
29107	NEESES	6,684,906	$523,896	$64,309
29108	NEWBERRY	1,037,619	$81,318	$9,982
29112	NORTH	13,014,546	$1,019,950	$125,200
29841	NORTH AUGUSTA	171,545,301	$13,444,005	$1,650,266
29860	NORTH AUGUSTA	58,014,205	$4,546,573	$558,097
29405	NORTH CHARLESTON	122,877,054	$9,629,875	$1,182,077
29406	NORTH CHARLESTON	74,581,554	$5,844,956	$717,475
29418	NORTH CHARLESTON	130,581,600	$10,233,680	$1,256,195
29420	NORTH CHARLESTON	122,148,880	$9,572,808	$1,175,072
29113	NORWAY	6,329,416	$496,036	$60,889
29909	OKATIE	34,029,412	$2,666,885	$327,363
29843	OLAR	2,721,510	$213,285	$26,181
29115	ORANGEBURG	0	$—	$—
29118	ORANGEBURG	483,410	$37,885	$4,650
29844	PARKSVILLE	8,741	$685	$84
29845	PARKSVILLE	671,247	$52,606	$6,457
29122	PEAK	308,951	$24,212	$2,972
29123	PELION	33,847,939	$2,652,663	$325,617
29137	PERRY	153,997	$12,069	$1,481
29934	PINELAND	721,844	$56,571	$6,944
29845	PLUM BRANCH	1,302,153	$102,050	$12,527
29126	POMARIA	3,923,681	$307,499	$37,746
29935	PORT ROYAL	21,192,747	$1,660,876	$203,874
29127	PROSPERITY	7,937,277	$622,044	$76,357
29470	RAVENEL	8,792,736	$689,087	$84,586
29471	REEVESVILLE	3,293,277	$258,094	$31,681
29129	RIDGE SPRING	6,500,987	$509,482	$62,539
29912	RIDGELAND	15,904	$1,246	$153
29936	RIDGELAND	39,963,654	$3,131,952	$384,450
29472	RIDGEVILLE	15,914,857	$1,247,247	$153,101
29130	RIDGEWAY	15,800,491	$1,238,284	$152,001
29132	RION	34,753	$2,724	$334
29474	ROUND O	1,739,918	$136,357	$16,738
29133	ROWESVILLE	1,807,257	$141,635	$17,386
29475	RUFFIN	1,648,186	$129,168	$15,856
29477	SAINT GEORGE	19,588,864	$1,535,179	$188,445
29920	SAINT HELENA ISLAND	91,784,075	$7,193,118	$882,963
29135	SAINT MATTHEWS	20,799,282	$1,630,040	$200,089
29137	SALLEY	5,953,195	$466,552	$57,270
29138	SALUDA	38,783,063	$3,039,429	$373,093
29142	SANTEE	13,209,480	$1,035,227	$127,075
29939	SCOTIA	585,538	$45,889	$5,633
29940	SEABROOK	27,192,778	$2,131,098	$261,595

Zip	Town	kWh	Refund	6 Month Portion Of 13% Rate Reduction
29941	SHELDON	7,591,481	$594,944	$73,030
29145	SILVERSTREET	47,964	$3,759	$461
29481	SMOAKS	1,545,700	$121,137	$14,870
29146	SPRINGFIELD	5,123,603	$401,537	$49,289
29482	SULLIVANS ISLAND	24,275,573	$1,902,477	$233,531
29483	SUMMERVILLE	224,947,352	$17,629,124	$2,163,994
29485	SUMMERVILLE	298,823,309	$23,418,783	$2,874,680
29160	SWANSEA	14,131,856	$1,107,514	$135,948
29846	SYCAMORE	426,772	$33,446	$4,106
29943	TILLMAN	1,399,166	$109,653	$13,460
29847	TRENTON	13,312,774	$1,043,322	$128,069
29848	TROY	1,441,362	$112,960	$13,866
29849	ULMER	976,623	$76,538	$9,395
29379	UNION	2,948,583	$231,080	$28,365
29163	VANCE	1,269,046	$99,455	$12,208
29944	VARNVILLE	16,290,977	$1,276,724	$156,719
29164	WAGENER	13,025,061	$1,020,774	$125,301
29488	WALTERBORO	76,742,986	$6,014,348	$738,268
29492	WANDO	77,962	$6,110	$750
29166	WARD	4,364,592	$342,053	$41,987
29851	WARRENVILLE	35,807,466	$2,806,231	$344,468
29033	WEST COLUMBIA	73,062	$5,726	$703
29169	WEST COLUMBIA	120,782,265	$9,465,706	$1,161,925
29170	WEST COLUMBIA	48,015,449	$3,762,971	$461,909
29172	WEST COLUMBIA	41,169,010	$3,226,415	$396,046
29493	WILLIAMS	768,516	$60,229	$7,393
29853	WILLISTON	22,008,451	$1,724,802	$211,721
29856	WINDSOR	2,647,994	$207,523	$25,474
29180	WINNSBORO	15,764,155	$1,235,437	$151,651
29945	YEMASSEE	24,110,890	$1,889,570	$231,947
29449	YONGES ISLAND	32,047	$2,512	$308

		8,011,594,424	$627,868,655	$77,071,538

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy has filed with the SEC a registration statement on Form S-4 that includes a combined preliminary proxy statement of SCANA and preliminary prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the proxy statement/prospectus included therein are in preliminary form. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the preliminary proxy statement/prospectus regarding the transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders are able to obtain a free copy of the preliminary proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the preliminary proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the preliminary proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 23, 2018, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 27, 2018 and certain of its Current Reports on Form 8-K. Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 23, 2018 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described under Important Additional Information.